Chubb Group of Insurance Companies         DECLARATIONS
                                                FINANCIAL INSTITUTION INVESTMENT
     15 Mountain View Road,                     COMPANY ASSET PROTECTION BOND
     Warren, New Jersey 07059
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NAME OF ASSURED (including its Subsidiaries):   Bond Number: 81522394

BARON INVESTMENT FUNDS TRUST, ET AL.
                                                VIGILANT INSURANCE COMPANY
                                                Incorporated under the laws of
767 Fifth Avenue                                New York a stock insurance
New York, NY 10153                              company herein called the
      New York, NY 10153                        COMPANY
                                                55 Water Street
                                                New York NY 10041-2899
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ITEM 1.    BOND PERIOD:   from   12:01 a.m. on   January 15, 2007
                            to   12:01 a.m. on   January 15, 2008

ITEM 2.    LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

          If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.


                                                                      DEDUCTIBLE
INSURING CLAUSE                                  LIMIT OF LIABILITY   AMOUNT
1.   Employee                                    $ 6,000,000.         $ 0.
2.   On Premises                                 $ 6,000,000.         $ 25,000.
3.   In Transit                                  $ 6,000,000.         $ 25,000.
4.   Forgery or Alteration                       $ 6,000,000.         $ 25,000.
5.   Extended Forgery                            $ 6,000,000.         $ 25,000.
6.   Counterfeit Money                           $ 6,000,000.         $ 25,000.
7.   Threats to Person                           $ 6,000,000.         $ 25,000.
8.   Computer System                             $ 6,000,000.         $ 25,000.
9.   Voice Initiated Funds Transfer Instruction  $ 6,000,000.         $ 25,000.
10.  Uncollectible Items of Deposit                $ 500,000.         $ 25,000.
11.  Audit Expense                                  $ 25,000.         $ 0.
12.  Telefacsimile Instruction Fraud               $ 500,000.         $ 25,000.
13.  Extended Computer Systems Coverage            $ 500,000.         $ 25,000.
14.  Unauthorized Signature Coverage                $ 25,000.         $ 10,000.

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
         Endorsement Nos.:  1 - 7

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.


/s/ W. Andrew Macan                         /s/ Thomas F. Motomed
-------------------                         -----------------------
    Secretary                                    President

Countersigned by_________                   /s/ Robert Hamburger
                                            --------------------------
                                             Authorized Representative

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ICAP Bond (5-98) - Vigilant
Form 17-02-1422 (Ed. 5-98) Page 1 of 1

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                                                     VIGILANT INSURANCE COMPANY

                                                     Endorsement No:   6

                                                     Bond Number:   81522394

NAME OF ASSURED:   BARON INVESTMENT FUNDS TRUST, ET AL.

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                           NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

      Baron Investment Funds Trust (F/K/A Baron Asset Fund)
      Baron Asset Fund
      Baron Growth Fund
      Baron Small Cap Fund
      Baron iOpportunity Fund
      Baron Fifth Avenue Growth Fund
      Baron Capital Funds Trust
      Baron Capital Asset Fund
      Baron Select Funds
      Baron Partners Fund
      Baron USA Small Cap Growth Fund
      Baron USA Large Cap Growth Fund


This Endorsement applies to loss discovered after 12:01 a.m. on January 15, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date:  January 22, 2007                   By  /s/ Robert Hamburger
                                              ---------------------
                                              Authorized Representative


ICAP Bond
Form 17-02-0949 (Ed. 1-97) Page 1